53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
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	Boston	New Jersey
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July 19, 2013	Chicago	Orange County
	Doha	Paris
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	Frankfurt	San Diego
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VIA EDGAR AND HAND DELIVERY	Hong Kong	Shanghai
	Houston	Silicon Valley
Mr. Craig E. Slivka	London	Singapore
Division of Corporation Finance	Los Angeles	Tokyo
United States Securities and Exchange Commission	Madrid	Washington, D.C.

100 F Street, N.E.

Washington, D.C. 20549

Re:                             WCI Communities, Inc.
Registration Statement on Form S-1
Filed May 24, 2013

Pre-effective Amendments 1, 2, 3, 4 and 5 to Registration Statement on Form S-1 Filed May 28, May 30, June 14, 2013, July 9, 2013 and July 15, 2013
File No. 333-188866

Dear Mr. Slivka:

On behalf of our client, WCI Communities, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 6 to the above-captioned Registration Statement on Form S-1 (“Amendment No. 6”), which was initially filed with the Commission on May 24, 2013 (the “Registration Statement”).

Amendment No. 6 reflects certain revisions to the Registration Statement in response to the comment letter to Keith E. Bass, the Company’s President and Chief Executive Officer, dated July 16, 2013, from the staff of the Commission (the “Staff”) and the verbal comment received by the Company on July 16, 2013.  For your convenience we are also providing five copies of Amendment No. 6, marked to show changes against Amendment No. 5 to the Registration Statement, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with our response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 6.

Note 20 — Subsequent Events, page F-36

1.                                      Please disclose the actual date through which subsequent events have been evaluated. Also, disclose whether the date through which subsequent events have been evaluated is the date that the financial statements were issued or the date that the financial statements were available to be issued.  Please also address this comment in your interim financial statements. Refer to ASC 855-10-50-1.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages F-36 and F-55 of Amendment 6.

2.                                      As indicated in your subsequent events footnote to your interim financial statements on page F-56 as well as elsewhere in your filing, we note that on July 3, 2013 the Company reached an agreement with the shareholders of the Series A preferred stock to exchange 903,825 shares of its common stock for all 10,000 shares of outstanding Series A preferred stock. We have the following comments in this regard:

•                  Please expand your disclosure in Note 20 to discuss this agreement; and

•                  Please expand your disclosure to quantify the difference between the payment amount to the holders of the Series A and B preferred stock and the carrying amount of the Series A and B preferred stock and to indicate that such amount will be subtracted from net income to arrive at income available to common stockholders in the calculation of earnings per share.  In this regard, we note that in your response letter dated May 24, 2013 you indicated that you would apply the guidance in ASC 260-10-S99-2 at the time of settlement.  Please also address this comment in your interim financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages F-37 and F-56 of Amendment 6.  The Company notes that it believes that all material information regarding the exchange agreement with the shareholder of the Series A preferred stock is disclosed in Note 20 to the financial statements and Note 19 to the interim financial statements.

On July 16, 2012, you provided a verbal comment to the Company requesting the removal of the following statement, “[a]ccordingly, you should not place undue reliance on these estimates,” in the section entitled “Summary—Recent Developments.”  The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 9 of Amendment 6 to eliminate such statement.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at 212-906-1281 or my colleague, Senet Bischoff, at 212-906-1834 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc: (via fax)

Keith E. Bass

Senet S. Bischoff

Frank J. Lopez